Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Green Rush Podcast 8/20/20

Kyle Detwiler

Anne Donohoe

Nick Opich

Announcer:	Welcome to the Green Rush, a podcast about the intersection of cannabis, the capital markets and culture. On a weekly basis, hosts, Anne Donohoe and Lewis Goldberg of KCSA strategic communications, speak with the business leaders, financial experts, cultural icons, legislators, and generally interesting people moving the cannabis industry forward. Today, hosts, Anne Donohoe and Nick Opich, are talking with Kyle Detwiler, CEO of Clever Leaves, a multi-nation operator with operations and facilities in Colombia, Portugal, the United States, Canada and Germany. Clever Leaves, currently cultivates over 1.9 million square feet of greenhouse space, and the company recently entered into a definitive business combination agreement with Schultze Special Purpose Acquisition Corp to become a NASDAQ listed public company traded under the new ticker symbol, CLVR, with an anticipated initial enterprise value of approximately $255 million.

That transaction is expected to close in the fourth quarter of 2020. Today is all about international markets from Colombia to Portugal and from Australia to Germany, Kyle has his finger on the pulse of the global cannabis marketplace. You will want to lean into this one.

Anne Donohoe:	Kyle, thank you so much for joining us today. I'm sure our listeners are very familiar with you and the folks at Clever Leaves as the first Colombian company to legally export cannabis. That was something that was certainly very exciting when it happened. But we'd like to back up a little bit, can you tell our listeners a little bit about you and your background and really how your past experience led you to cannabis, and how did it play into the current strategy for Clever Leaves?

Kyle Detwiler:	Yeah, of course. Well, thanks for having me on the program today. I spend most of my professional career in the private equity industry. I was working at KKR and Blackstone focusing my time on investments in the natural resource healthcare industries, as well as in Latin America. When I was trudging around some of the Canadian cannabis operations, often in the middle of the winter, I was struck with just sort of an inconsistency with what I had looked at in my past career as smart investments in agricultural companies. I didn't see many avocados and banana grows up in Canada.

Anne Donohoe:	In the Tundra. Canada.

Kyle Detwiler:	Exactly, and said, maybe I'm just missing that and I have to come up to see it firsthand, but something struck me at that moment that the better place ... cannabis infrastructure is being built where it might be illegal, not necessarily where it's economically advantageous or environmentally friendly. Something just was burning inside me thinking that there had to be a better place to do this, and there had to be a place where there was a legal framework in place around which we could build an enterprise that was built on the foundations that make other great companies, which are a strong, competitive advantage, a contribution to its community and a contribution to the industry. That's how we settled on Colombia, and everything has grown from there.

Nick Opich:	And we'll definitely jump more into Colombia and talking about that more, but I'm sure the big news that our listeners want us to jump in with you is, you guys recently announced that you're going to be planning to list on NASDAQ. Can you tell us what led to that decision and what will the public listing do for Clever Leaves?

Kyle Detwiler:	We've been thinking about a public listing for a long time, but we never wanted to rush it. We were hoping to build a strong organization that could rest on its own laurels so that going public was a nice to have rather than a need to have. I think the organization's really, whether you're dating it by the date when legal entities were formed or whether when we were first starting to think about this, we've been around for four years. That's quite a bit longer than most cannabis companies in terms of how long they have been around before they went public in the first place. I'd like to think we've built a very interesting piece of the ecosystem. But we can only last so long as a private company where most of the industry is public and it's very hard to look at growing our business, finding new investors.

So, it was inevitable, I think, that we needed to go public. When we were looking at the options of, could we do a long form IPO, should we consider a SPAC transaction, I think there were a lot of advantages to the SPAC transaction. Speed and certainty were two of the foremost advantages. As we were meeting different potential partners, we just gravitated really well with George Schultze and his and his SPAC, and so that's why we came to a deal with SAMA.

Anne Donohoe:	Talking about the Special Purpose Acquisition Corporation, or SPAC why is has that ... it's kind of on trend right now, and what makes it a more preferred vehicle for cannabis companies compared to that traditional IPO or RTO? Is it just the timing aspect of it?

Kyle Detwiler:	Yeah, I think that's certainly a big element. There are other advantages. In an IPO, sometimes you don't know what the price might be when the entity goes public. I apologize, we have a little bit of background noise. That is my five year old son, our five month-old son [Ozzy 00:06:07] saying hello.

Nick Opich:	No problem.

Anne Donohoe:	Hey Ozzy.

Nick Opich:	Hey Ozzy,

Kyle Detwiler:	I think, yeah, the certainty is one, getting a firm price is also something that is possible in the SPAC transaction as opposed to an IPO. I think those are some of the biggest advantages.

Nick Opich:	Now, Clever Leaves has also made some other big announcements in regards to you guys as a global expansion, like you're the first Colombian operator to receive EEG MP certification, you recently entered Australia. Why are those markets still attracted to you guys?

Kyle Detwiler:	Well, in the international cannabis industry, and when I say international, I guess I should really say outside of Canada and the United States, the cannabis industry generally operates very different than how most Americans feel or Canadians think that the industry operates. In Germany and Brazil, there are no dispensaries. Everything is very pharmaceutical oriented. When I say pharmaceutical oriented, it doesn't mean that, oh, I have to get a prescription if I'm going to get my legal cannabis, just because I can't buy it in a recreational context. It means there is very robust procedures. Often, cannabis is a last resort, not a first alternative. Therefore, the very nature of how the industry works is very different. If you think about, if you're using a distribution system, like an established pharmacy network, the products that must be sold at those pharmacies have to be no different than the other medications that are produced there.

In Europe, to have a pharmaceutical product, whether an ingredient or a finished good, permissible for sale, it has to have this famous EU GMP certification. That's why it's so important. There's thousands of cannabis companies in the world. There's a grand total of about half a dozen, probably, that have the breadth of the EU GMP certifications that we do, which is fantastic because our business model is generally to support other cannabis businesses, so hopefully, we can bring new players into the market, and hopefully we're a really effective solution for larger cannabis companies that are looking to outsource some or all of their production, which achieves a number of goals from not needing the heavy capital intensity of production assets. It could also speed up their go-to market strategy, that sort of formulations or other products that they haven't yet developed. I think that's why it is so significant.

Nick Opich:	You guys recently announced that deal with Canopy. Would that fall into that category? Then, can you also expand on, for our listeners, what the Canopy deal looks like and how it came about?

Kyle Detwiler:	Yeah, I think it's a great example. The industry is changing so rapidly, and one of the things that is ... part of that is, is firms are critically studying their supply chains, looking for optimal ways that they can go to market and manage their costs. For Canopy, the conversation honestly began ... I can't recall the exact date off the top of my head, but I want to say almost two years ago when we first met the Canopy team in Latin America. At first, it was just getting to know them. What are you guys working on? What's important to you? What are your objectives? How are you thinking about the Latin American business. When I say meet the team, I'm really talking about their Colombian team. Just over time, seeing each other at conferences, sharing updates, I think we developed a rapport with each other. We understood how each other were thinking.

A couple years ago in Colombia, it was really hard to separate who were legitimate companies, who were following the regulations, who were going to be successful, who had raised money, who had assets that were worth what their weight in a PowerPoint was. So, inviting the canopy team out to come visit our operations, see our lab, walk through our cultivation facilities, show them our plans for the future. I think they really recognized, in us, that there was a similar philosophy about where we wanted to go with the business. We have a very large footprint in Colombia. We have 1.8 million square feet of active greenhouses. But we also showed them our 700 hectare. That's 73 million square feet of outdoor cultivation.

I think, when can it be saw things like that, they said, "Hey, here's a partner that can grow with us for the long-term. We don't need all of this right now, of course, but it's not about today. It's about where are we going to be in five years." So, we just looked at each other and said, okay, I think Clever Leaves can provide some very real advantages for you. That's how the partnership came to be.

Anne Donohoe:	Was there a learning curve of working in a country like Colombia? That's one question, but my follow up would be, is there a learning curve that you have to communicate to people looking to work in that country? A lot of people think of Colombia and they think of like the 1980 drug cartels and the huge illicit market there. Now, it's become this you know, wonderful country for growing cannabis. Can you talk a little bit about that and what that was like for you?

Kyle Detwiler:	Yeah. In reality, my experience with Latin America began over a decade ago. When I was working on investments at Blackstone and KKR, I frequently visited Latin America. We were working on some of the first projects, looking at the sugarcane industry, looking at the cell tower industry. I helped developed a network of attorneys and other advisors that were familiar with the landscape, and there is a different approach to business down there. I think if you added up all of the investment, or invested dollars that I've been involved with putting into Latin America, we're probably talking about something over half a billion dollars US. It's not my first rodeo down in Latin America is what I'm trying to say.

So, I think there is a very different approach to business. I think you have to have a philosophy of measure twice, cut once, never take anything as it appears to be on surface. You really have to dig in, you have to spend a lot of time looking at real estate, not just, is this a good piece of property, but who owns this, who owned it before that, is that registered with a public office, can we trust the title? There's a lot of things like that, that maybe you don't learn if all you've done is bought industrial companies at eight times EBITDA for your entire career. I think that's one of the lessons, and also, there's just a whole world of opportunity.

In Brazil, I saw the evolution of the sugarcane industry was rapidly gaining popularity. In Colombia, I think I saw a lot of the telltale signs that I think Colombia could replicate that. The weather is fantastic for growing flowers. We have 12 hours of sunlight, 12 hours of darkness. That's a perfect environment. That's often what cannabis facilities in the United States and Canada try to trick the cannabis plants to feeling. We like to say, they're trying to trick a cannabis plant in Southern California to feel like it's in a Bogota. Even within Colombia, we spend a lot of time figuring out, okay, where in Colombia do we want to go? And to touch a little bit on your security question, we put the safety of our employees and our partners first on the list. All of our assets have a very strong security plan in mind.

Our main cultivation facility is located within minutes of fairly substantial military base. God forbid we ever need it, but I think it's important for the community to know that the Colombian government cares a great deal about protecting the political investment they're making in the industry. You put all of those things together, it's very different than what people see on Netflix. Colombia, as a country, has changed [crosstalk 00:15:06].

Anne Donohoe:	I hope so, yeah.

Kyle Detwiler:	Hopefully, you can all come down and see it sometime. We do a bit of an internship program, or before COVID, we did this anyways, where new members of the Clever Leaves family would actually go down and spend two or three nights or days at the cultivation. It's probably the most relaxing spot in the whole company, for at least me. [inaudible 00:15:28] spend a day in the lab learning about the extraction process and purification techniques. Hopefully, with a near end to COVID, hopefully we can resume that.

Nick Opich:	Yeah. That sounds like an awesome way to spend an internship. Let's transition a little bit, because you guys also have European operations, and I don't know if everyone knows that. if I have this correctly, you guys just wrapped up your first harvest in Portugal, is that correct?

Kyle Detwiler:	That's right. Yeah. First R&D harvest. So, it wasn't a commercial crop.

Nick Opich:	Can you talk about why you chose Portugal for this project? Because you just went into a lot of detail on why Colombia is really good for this. What are the advantages of Portugal?

Kyle Detwiler:	Yeah. One thing to keep in mind around Colombia is the current regulation requires that all products be extracted or purified products or isolated products. So, we're not in the flower game in Colombia. Personally, I think there are some in the industry that think that's going to change fairly rapidly. I tend to think it's going to take a little bit longer. I think we still have a lot of kinks to work out on the system. So, we wanted to have a flower solution. When we looked at different countries, we looked at Israel, we looked at Jamaica, we looked at Uruguay, we looked at Canada, of course. We looked at other places in Europe. At one point, you couldn't throw a stone without hitting a licensee in Greece, for example. We'd heard about people in Macedonia and all of these other places. One thing I just wanted to stick to my [inaudible 00:16:59] was, name one other time you wanted to go run a business in Greece.

The banking system is difficult to work with, English isn't always the transactional language, and unfortunately, I don't speak Greek, so I need to know where my limitations, or our team's limitations were. When we got to Portugal, it was just a horse of a different color. English was a very commonly spoken language. It wasn't everywhere, but it was most places. We found that a lot of the European generic drug companies had begun to base operations in Portugal. We found a lot of berry operations or vegetable operations were moving to Portugal. The rule of law was very well established in Portugal. I don't know if you've ever been to Lisbon, but it's just a gorgeous view.

Anne Donohoe:	It's amazing.

Kyle Detwiler:	A lot of people I think are asking almost for their rotation, their time to do a tour of duty in Portugal with us so that they can take advantage of that beautiful environment. Then we also found a set of good assets. We had done an agricultural survey in Portugal. I looked all over the place to figure out, well, hey, should we be up near Porto? Where all the pod gets made. We'd seen some other cannabis companies up there, but our data wasn't saying that was a great place. It was really saying we should be to the South of Lisbon. There weren't a lot of cannabis companies in South of Lisbon at that point, and we wondered, are we crazy? Are we wrong, or should we stick to what our analysis says? We ultimately stuck with what the analysis said and found an operation. This was actually, ironically, an old KKR company.

We bought a business called Sundrop Farms Portugal. We can talk a little bit more about that story, but we walked into a very suitable land holding. We hold almost 9 million square feet of land, had a 100,000 square feet of the existing greenhouse and got what I view as a bargain. That was how Clever Leaves Portugal was born.

Anne Donohoe:	I love Portugal too. We did a big family vacation there, and we'd spend a lot of time in the South and it's just magical. So plug for a vacation in Portugal. Sticking with Europe, Germany is also a really important market in terms of, they say, when you make it in Germany, you can make it anywhere in Europe with regards to cannabis and that medical market. Are there distribution agreements that are white labels, or I guess, can you talk a little bit about your footprint in Germany and how that worked?

Kyle Detwiler:	We've been studying the German market for a good number of years. It's a very complicated market. One could use the word bureaucratic, but I think if you understand how to do business in Germany, it doesn't have ... the way an American would think about the word bureaucracy is very different than the way a German business man or woman would think about bureaucracy. Here are the rules, here are the procedures, here are the permits you need. If you do all of those things, you will have a product, but if you deviate from any one of these things, we've got a problem. That's why it's very difficult to do things in Germany.

But for those that are able to work through the difficult points, I think it can be a very, very great place. We looked at pharmaceutical drug launches in Europe for the past 20 years, and I believe we found that, over half of them, were initially launched in Germany. I think that's a sign of how Europe or many countries around the European union look to Germany as a leader in clinical studies, or in healthcare more generally. It hasn't been easy for us, but yeah, we do have to pass into Germany. One's an established importer distributor called Cansativa, and the other is a business called [inaudible 00:21:21], and both of them have a different flavor for how we're trying to get into Germany.

I think we're pretty excited about Germany. Remember, there's no recreational market there. It's just a medical market. You're only seeing patient penetration in Germany today to about the tune of one in 1000, and in the United States and Canada, you see anywhere from 10 to 13 people in 1000 using a medical cannabis program. Those countries, US and Canada have recreational programs running either somewhat legally or fully federally illegal, in the case of Canada. To us, Germany is a whole another California, and because of the strict requirements, yeah, it might be very difficult to get in there, and the market may grow in a bit of a different way, but I think for a pharmaceutical producer like us, I think it's a really interesting market.

Nick Opich:	You brought up you brought up North America, US and Canada, how are you guys evaluating those markets right now?

Kyle Detwiler:	Well, there's no doubt that the United States is one of the biggest demand centers for cannabinoids in the world. It's unfortunate that the current federal regulation won't allow a company like Clever Leaves to sell into the country. We've always tried to adhere very strictly to the regulations for cannabinoids in the countries in which we operate, and it happens to be that a good number of us live in the United States. So, it's unfortunate that we can't be involved in that sector, but I think it's changing. With Biden having a little bit of a leg up in the poll with his vice-presidential nominee selection announced today, Senator Harris from California, I think it's just a question of when now. I think everybody kind of thinks about it like that.

We're so close to figuring out when that's going to happen. I think Clever Leaves products will eventually make it into the United States today, but right now, just like every other American, I'm just glued to the polls to figure out, who's going to come out of this calamity?

Anne Donohoe:	Same. Are there other hidden gems that you guys are looking at in terms of global partnerships and countries and locations, or is that something you're not allowed to talk about?

Kyle Detwiler:	No, we definitely love talking about things that we think are interesting. I think Brazil, for example, is a place that ... and how many of your podcasts have you talked about the Brazilian cannabis market?

Anne Donohoe:	I think, counting you, one.

Kyle Detwiler:	Okay. [inaudible 00:24:00]. Again, if you're just thinking about pure population size, 200 to 10 million people in Brazil, I mean, that's seven to eight Canadas.

Anne Donohoe:	Insane.

Kyle Detwiler:	For people not to be thinking about it, I think, is foolish, but it also is a sign of the opportunity. It's a different language. Portuguese down in Brazil is a very simple barrier, but it is a tangible one. Think about what we were talking about, how different the German model is from the American and the Canadian model, and apply that now to Brazil. Here are some interesting snippets about the Brazilian regulation that came out. The first is that domestic production is forbidden. Everything is relying on imports. Secondly, it's all dealt with in a pharmaceutical setting, and often through pharmacies, and third, because of it's treated as a pharmaceutical ingredient or product, GMP certification is required.

Again, if you're an American cannabis company or a Canadian cannabis company just trying to hold your 2% market share position in your state or province, you're not worried about getting your product for sale in Germany. You're worried about whether your vape pen is going to be able to compete with the other guy's vape pen, but here we're figuring out whether or not we can make a product that stands up to the test of Brazil's equivalent of the FDA, which is an organization known as Anvisa. And there are only a handful of companies in the world that are building products that way, and Clever Leaves is one of them, and I'll give you a good example. Even if we weren't talking about cannabis, if we were just talking about a normal pharmaceutical product, there is a special process in approving pharmaceutical drugs called the stability test.

You basically put your product in its container and run it through an environmental simulation of what it's like to be in a warm room or a humid desert ... sorry, a humid rainforest. That's kind of the basic idea. And Brazil has a special zone that needs to be tested for its stability test, and most American or European pharmaceutical companies don't bother to run that stability test, because it's not required to sell their products in the US or Europe, but because we're in Colombia, and because Colombia sits in that same tropical zone, we've been running a lot of our stability tests with that condition in mind.

So, here, almost by accident, was a major advance forward in Cleverly Leaves being able to help other companies access the Brazilian market. While it's going to be very small to start, I think we've got another Germany in our hands. I think it's going to grow rapidly. There aren't going to be as many people that can participate in it, and it's going to have a heavy pharma influence. So, I think being able to work with pharmaceutical companies that are established there is a unique advantage that Clever Leaves is going to try to use as part of its strategy to get its products into Brazil.

Anne Donohoe:	Do you think Germany stands as the model of "doing it right?" The US is so fragmented, and California is so different from Oregon is so different from Washington is so different from Massachusetts. What do you think we can take away from a country like Germany that would help us?

Kyle Detwiler:	Yeah, that's a really great question. From a social perspective, I guess I would maybe ... I wish the German model was more inclusive. It is very, very difficult to get a prescription, and once you get a prescription, it's very difficult to change. That makes sense when you're thinking about a pharmaceutical product, because cannabis is at least produced botanically. It's not like you can just say, "Oh, I've got a generic version of that strain." It doesn't really work like that. I understand why it isn't as accessible, but I do wish it had greater accessibility. In truth, probably the right answer is, we should take the best ideas from lots of different markets and kind of put them together.

I love the German quality standards. I think I also appreciate the way that Canada began their medical operation. I think it was a little bit easier to get started at the very beginning. I think I'm glad they legalized a responsible adult use, or commonly known as a recreational market. I think those two markets co-exist. If you looked at some of the Canada cannabis companies that have just reported earnings, believe it or not, you've seen growth in the medical channel in Canada. Most people thought that the rec market would swamp it out, it's kind of pseudo science, but that's not actually the case. If you looked at the international side of things for, I think, Canopy and Tilray reported yesterday, they grew very nicely in the international markets, which is largely Germany and other places outside of North America.

I think there's still a lot of lessons to be learned out there by all of us. No one has really got the recipe. Not to point fingers or anything, but I think the American system, of course, is the most busted in my perspective.

Anne Donohoe:	We'll point the fingers for you.

Nick Opich:	Yeah. Let's talk about the elephant in the room because it hasn't come up yet, and that's really COVID-19. It hasn't spared any industry. While we've seen the US demon essential, it's really put a hold on the global supply chain for cannabis. You guys have operations in multiple continents. So, how have you guys handled those supply chain hurdles through all of this? Have you had any issues delivering products or dealing with your clients around the world?

Kyle Detwiler:	Yeah. Picture this. You've been working for years to build one of the first low cost cannabis companies with origins, or significant operations, in Colombia. You've worked for years to develop a relationship with customers, and come around February, March of 2020, you've got those first shipments are about to go, and then you start hearing the news about COVID. A couple of weeks later, Colombia has shut down all air cargo flights leaving the country.

Nick Opich:	Oh man.

Kyle Detwiler:	That's what we went through. Everybody felt it and suffered through it. It was unfortunate. For a good number of weeks, we were sitting there and thinking about, okay, can we truck it out to somewhere else and find another shipping channel? Can we take it out by boat? Then we were literally running maritime calculations with shipping logistics companies. How long does it take to get from Colombia to Europe, to Australia? It could be two months for some of these types of things. Then, you would actually get to the customs at these ports and they were saying, "Wait, what? You want to export what?" All of this took time. Everything was being done, again, extremely tightly with the regulations, but, you have to imagine that the last thing the Colombian government expected was that somebody would be trying to export CBD isolate out of a port on an ocean vessel.

It wasn't what people were thinking, but it was what we had to resort to. Luckily, things have resolved a bit. I wouldn't say that there's a flight leaving Bogota El Dorado airport every hour, but you can catch the Tuesday or the Thursday cargo flight and get that product into Israel, like we have recently Australia or Germany, so things are moving. It was a huge blow to our progress. There are other things I can happily we talk about as well.

Anne Donohoe:	When you got that notice that the airports were shut down, were you guys like on the runway? And were you able to store it safely in a way that would keep its integrity? I would just imagine a massive scramble at that point.

Kyle Detwiler:	It was. Metaphorically, I think, many of us were not on the runway. We were already in flight, just fingers crossed. Okay, we've been working on this for so many years. Everybody just wanted to see it happen, and it didn't. It was unfortunate, I mean, there's nothing more disappointing for us to disappoint the customer either, because you have to imagine, on the other side of that, was a company in Israel, in Australia or some other location not getting what they were counting on. Everybody suffered from it. We worked with our customers as best we could. I think we did better. Some of them had more access to other supplies. I've now seen public announcements from Canadian companies kind of stepping in to take that product, even though the prices are three to four times what we might be offering our product at.

That happens in life. It's unfortunate. It is what it is. I hate to use those words frequently. Nobody blamed us. It was just, okay, well, I need to have a reliable supply chain, and during these crazy moments, that was not available. We're working on it now, and we've made up for it. Hopefully, the customers that have seen us work so hard to overcome these challenges are starting to appreciate it, and I think we'll be able to expand our business to them over time.

Anne Donohoe:	The last question we have, actually, I might have another after this, so I reserve the right to ask one more question. We ask the people that come on the show, at the end, what do you think are some of the biggest or the biggest ... what's the biggest untold story in cannabis? I think your perspective would be really interesting from an international point of view. We have a lot of us executives and Canadian executives, but if we were to open the front page of the wall street journal and see a cannabis story on there regarding the international market, what would a dream story look like for you?

Kyle Detwiler:	Well, that's a good question. We got into this industry for a whole host of reasons. Our company motto is to cultivate mojo, create value and change lives. So, cultivate mojo, we want to create a work environment that people find belonging and inspiration. Create value, it's not just about making money for our shareholders, but it's about making value for the governments that put their faith in us. Lastly, change lives, I think this was initially about exclusively bringing cannabinoid based therapies to populations around the world. But now, we've also seen that the cannabis industry itself is a social good. It creates jobs, it creates tax revenue. Of course, it hopefully also creates wellbeing.

I think the biggest problem, if you have to use that word for the international market is nobody is really watching it, and tapping much more slowly than everybody would have expected. The launch of the Illinois market in the United States has gotten more attention than probably will ever be put on Germany in the next year or two, because people are tracing dollars. That's not to diminish the importance of what our friends in Illinois are doing, and I think it's a very important step in the long crusade towards ending prohibition at the national level in the United States, but what's happening in Germany, what's happening in Brazil, what's happening in New Zealand, what's happening in Australia, these are once in a lifetime opportunities. It may not be as glitzy in the immediate revenue potential, but the social impact and the long-term economic value, I think is quite immense.

Just to think about the European theater for a second, let's say we could never sell product in the United States, we could never sell products in Canada. If we just sold to Latin America and Europe and Australia, that's a billion people. And there's how many companies that are designing their strategies to be able to comply with a very, very steep quality standards required for that? That's what I think has us the most excited about this. Now, I'm only one of a couple executives that you ever hear talk about this. So, it doesn't really get to the limelight, but I think that to us is one of the most interesting opportunities in cannabis today.

Anne Donohoe:	Yeah. I agree with you that we just ... and we want to do more regarding the international market. I think we just get so bogged down with staring at ourselves in North America and thinking that we're the center of the world. One last question before we let you go. Walk us through the next steps for the SPAC, when can people see you on the NASDAQ?

Kyle Detwiler:	Yeah, sure. In many ways today, if you watched the ticker SAMA, that effectively is a proxy for Clever Leaves. People that are interested in the story may express their views by buying shares of SAMA today. In terms of the process, we published this famous S4 document last week, which is a fancy finance way of saying 650 pages of literature that will put you to sleep in 10 minutes or less. But for everybody who wanted to see deep gory details about our business respecters, it's all there. We have to work through that. Then hopefully, with approval from the SEC in, hopefully, 30 to 60 days, I think we'll be done with the regulatory steps of the process. Then it's just about having a vote on our side with our shareholders and having a vote on SAMA's side, but hopefully, everybody has seen the lightening bug in the bottle, or in the jar, that's come from SPACs in the last little bit. I think we're pretty excited about it. So hopefully, in fourth quarter, Clever Leaves will be a publicly traded company on the NASDAQ.

Anne Donohoe:	That's so exciting. Kyle Detwiler, you've been so generous with your time. We will make sure to put some links in our show notes for anyone who's interested in the story, and we'll stick a link in there about your website. Thank you so much. We appreciate your time, and good luck with everything.

Kyle Detwiler:	Thank you, guys.

Nick Opich:	A special thanks to Kyle Detwiler, CEO of Clever Leaves for joining us today. You can learn more about him in Clever Leaves by visiting cleverleaves.com. As always, thanks for listening. If you want to chat with us, you can find out more on Twitter with the handle @The_GreenRush, or on Instagram, @thegreenrush_podcast. Drop us an email, greenrush@kcsa.com. We love hearing from all of our fans, and don't forget to subscribe to the Green Rush in your favorite pod catcher. That's one take, Shea, one take.

Speaker 5:	Cannabis, cannabis, cannabis.

Episode Notes:	Kyle Detwiler, CEO of Clever Leaves, a multi-international operator with operations and facilities in Colombia, Portugal, the United States, Canada and Germany, is today’s special guest on The Green Rush. A KCSA client, Clever Leaves recently entered into a definitive business combination agreement with Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA) to become a NASDAQ-listed […]

Additional Information and Where to Find It

In connection with the proposed business combination between Clever Leaves International Inc. (“Clever Leaves”) and Schultze Special Purpose Acquisition Corp. (“SAMA”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective.  SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the registration statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders can also obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA’s directors and executive officers in SAMA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the proxy statement/prospectus contained in the Form S-4 for the Business Combination. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is set forth in the proxy statement/prospectus contained in the Form S-4 relating to the Business Combination.

Forward Looking Statements

This transcript includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.